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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66998

SEC Mail Processing Section AUG 23 2017 Washington DC 412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Wang (212) 848-9220
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2017 AUG 23 AM 5:06 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

akb

Commonwealth Australia Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Mark Wang, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Commonwealth Australia Securities, LLC at June 30, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

EXECUTIVE DIRECTOR CEO CAS LLC

Title

Subscribed and sworn
to before me



DEREK CHARLES CULEY
ATTORNEY
21/8/17

Commonwealth Australia Securities, LLC
Index
June 30, 2017



Report of Independent Registered Public Accounting Firm

To Management of Commonwealth Australia Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial condition of Commonwealth Australia Securities, LLC as of June 30, 2017, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 21, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonwealth Australia Securities, LLC.
Statement of Financial Condition
June 30, 2017

Assets	
Cash	$ 14,069,027
Accounts receivable	1,395,253
Other assets	31,006
Total assets	$ 15,495,286
Liabilities and Member's Equity	
Liabilities:	
Due to affiliates	$ 718,059
Accrued expenses and other liabilities	155,872
Total liabilities	873,931
Commitments and Contingencies - Note 5	
Member's Equity:	14,621,355
Total liabilities and member's equity	$ 15,495,286

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC"), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the "Member").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other business customarily undertaken by broker-dealers or futures Introducing Brokers.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

Cash

Cash represents unrestricted cash held at one major financial institution and therefore is subject to the credit risk at this financial institution. Management does not consider the Company to be at any significant risk with respect to its cash.

Income Taxes

As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company recognizes and measures tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest or penalties are classified as income taxes.

3. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions with others do not settle on the designated settlement date resulting in amounts receivable from or payable to customers, brokers and dealers, including the Member. At June 30, 2017, there were no unsettled transactions. The Company also earns fees on fixed income transactions based on an allocation of the Member's revenue. At June 30, 2017, all amounts related to these fees have been received from the Member.

The Company shares revenue earned on private placement transactions with affiliates. Currently there is $623,361 due to the Member on the DCM fees pending receipt from clients.

The Company is included in the federal, state and local income tax returns filed by the Member. At June 30, 2016, $32,137 is due from the Member related to income taxes.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At June 30, 2017, the Company had net capital of approximately $13,195,000 which exceeded the required net capital of $250,000 by approximately $12,945,000.

The Company is registered as a futures introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) of that rule in that all of its customer activities are cleared on a delivery versus payment or receive versus payment basis. It does not otherwise hold customer securities or cash:

5. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification: could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The Company has evaluated subsequent events in the preparation of this financial statement through August 21, 2017, the date this financial statement was issued. There were no material subsequent events to report.

Commonwealth Australia Securities, LLC

(A wholly-owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2017